Exhibit 99.3

Mesoblast Limited

ABN 68 109 431 870

Notice of Annual General Meeting

and

Explanatory Memorandum

For the Annual General Meeting of the Company to be held at:
Time:	9:00am (Melbourne time)

Date:	Wednesday, 27 November 2019

Place:	Baker McKenzie
Level 19, 181 William Street
Melbourne, Victoria 3000
Australia

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Notice of Annual General Meeting

Notice is given that the Annual General Meeting (AGM) of Mesoblast Limited (ABN 68 109 431 870) (the Company or Mesoblast) will be held at Baker McKenzie, Level 19, 181 William Street, Melbourne, Victoria 3000, Australia on 27 November 2019 at 9.00 am (Melbourne time) for the purpose of considering and, if thought fit, passing the resolutions set out below.

Please note that additional information concerning the proposed resolutions is contained in the Explanatory Memorandum that accompanies and forms part of this Notice of AGM.

ITEMS OF BUSINESS

1.	Receipt and Consideration of Financial Statements and Reports

To receive and consider the Financial Statements of the Company and the reports of the Directors and Auditor for the financial year ended 30 June 2019, as set out in the Company’s 2019 Annual Report.

2.	Adoption of the Remuneration Report

To consider and, if thought fit, pass the following resolution:

“That the Remuneration Report (which forms part of the Company’s 2019 Annual Report) for the financial year ended 30 June 2019 be adopted.”

The vote on this item is advisory only and does not bind the Directors or the Company. Voting exclusions apply to this item 2 – please see the Voting Exclusions on page 4.

3.	Re-election of Directors
a)	Re-election of Dr Eric Rose as a Director

To consider and, if thought fit, pass the following resolution:

“That Dr Eric Rose, a Director retiring from office in accordance with clause 64.1 of the Company’s Constitution, being eligible, is re elected as a Director of the Company.”

b)	Re-election of Mr William Burns as a Director

To consider and, if thought fit, pass the following resolution:

“That Mr William Burns, a Director retiring from office in accordance with clause 64.1 of the Company’s Constitution, being eligible, is re elected as a Director of the Company.”

4.	Approval of Proposed Issue of Options to Non-Executive Directors
a)	Approval of Proposed Issue of Options to Newly-Appointed Non-Executive Chair, Mr Joseph R. Swedish

To consider and, if thought fit, pass the following resolution:

“That the Company hereby approves, for the purposes of Listing Rule 10.14 and for all other purposes:

(i)

the grant to Mr Joseph R. Swedish (being a Non-Executive Director and Chair of the Company as at the date this resolution is passed) of 300,000 options under and in accordance with the Company’s Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and

(ii)	any issue of fully paid ordinary shares in the Company to Mr Joseph R. Swedish upon the exercise of any such options.”
b)	Approval of Proposed Issue of Options to Non-Executive Directors, Dr Eric Rose and Mr William Burns

To consider and, if thought fit, pass the following resolution:

“That the Company hereby approves, for the purposes of Listing Rule 10.14 and for all other purposes:

(i)

the grant to Dr Eric Rose and Mr William Burns (being Non-Executive Directors as at the date this resolution is passed) of 100,000 options each under and in accordance with the Company’s Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and

(ii)	any issue of fully paid ordinary shares in the Company to Dr Eric Rose and Mr William Burns upon the exercise of any such options.”

Voting exclusions apply to items 4(a) and 4(b) – please see the Voting Exclusions on page 4.

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ITEMS OF BUSINESS

5.	Approval of Proposed Issue of Options to Chief Executive, Dr Silviu Itescu, in Connection with his Remuneration for 2018/2019 and 2019/2020 Financial Years

To consider and, if thought fit, pass the following resolution:

“That the Company hereby approves, for the purposes of Listing Rule 10.14 and for all other purposes:

(i)

the grant to Dr Silviu Itescu (being the Chief Executive and Managing Director of the Company as at the date this resolution is passed) of the following options under and in accordance with the Company’s Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting:

A.	538,667 options which form part of the short-term incentive component of Dr Itescu’s remuneration for the 2018/2019 financial year; and
B.	1,346,667 options which form part of the long-term incentive component of Dr Itescu’s remuneration for the 2019/2020 financial year; and
(ii)	any issue of fully paid ordinary shares in the Company to Dr Silviu Itescu upon the exercise of any such options.”

Voting exclusions apply to this item 5 – please see the Voting Exclusions on page 4.

6.	Approval of Employee Share Option Plan for Employees for the Purpose of Listing Rule 7.2

To consider and, if thought fit, pass the following resolution:

“That, for the purposes of ASX Listing Rule 7.2, Exception 9 and for all other purposes, shareholders approve the grant of options by the Board in its discretion in accordance with the Company’s Employee Share Option Plan (a summary of which is set out in the Explanatory Memorandum accompanying the Notice of this Meeting) as an exception to ASX Listing Rule 7.1.”

Voting exclusions apply to this item 6 – please see the Voting Exclusions on page 4.

7.	Ratification of Issue of Shares to Existing and New Institutional Investors

To consider and, if thought fit, pass the following resolution:

“That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, shareholders approve and ratify the issue of shares by the Company to existing and new Australian and global institutional investors on the terms and conditions as more fully described in the Explanatory Memorandum accompanying the Notice of this Meeting.”

Voting exclusions apply to this item 7 – please see the Voting Exclusions on page 4.

Further information

For detailed information on the above Agenda items, please refer to the Explanatory Memorandum on pages 6-15. By order of the Board:

Charlie Harrison

Company Secretary

29 October 2019

2	Mesoblast Limited – Notice of Annual General Meeting 2019

Voting Exclusions

Voting Exclusion for Item 2 – Adoption of the Remuneration Report

The Company will disregard any votes cast, on the resolution proposed in item 2:

•

by or on behalf of any Key Management Personnel (‘KMP’) member whose remuneration details are included in the Remuneration Report, or any of their closely related parties, regardless of the capacity in which the votes are cast; or

•	by any person who is a KMP member as at the time item 2 is voted on at the AGM, or any of their closely related parties, as a proxy,

unless the votes are cast as a proxy for a person who is entitled to vote on item 2:

•	in accordance with a direction in the proxy appointment; or
•	by the Chair of the AGM in accordance with an express authorisation in the proxy appointment to cast the votes even if item 2 is connected directly or indirectly with the remuneration of a KMP member.

Voting Exclusion for:

•	Item 4(a) and (b) – Approval of Proposed Issue of Options to Non-Executive Directors
•	Item 5 – Approval of Proposed Issue of Options to Chief Executive, Dr Silviu Itescu, in Connection with his Remuneration for 2018/2019 and 2019/2020 Financial Years
•	Item 6 – Approval of Employee Share Option Plan for Employees for the Purpose of Listing Rule 7.2

The Company will disregard any votes cast, in favour of the resolutions proposed in items 4(a), 4(b), 5 and 6:

•	by a Director who is eligible to participate in the Company’s Employee Share Option Plan (or their respective associates); and
•	by any person who is a KMP as at the time items 4(a), 4(b), 5 and 6 are voted on at the AGM (or any respective closely related party).

However, the Company need not disregard a vote on resolutions proposed in items 4(a), 4(b), 5 and 6 if it is cast as proxy for a person who is entitled to vote:

•	by a Director or any associate of the Director, in accordance with the directions on the proxy form; or
•	by the Chair of the AGM in accordance with the directions on the proxy form to vote as the proxy decides.

In addition, a vote must not be cast on items 4(a), 4(b), 5 and 6 by a member of the KMP of the Company, or a closely related party of a KMP, acting as proxy for a person entitled to vote, if their appointment does not specify the way the proxy is to vote on items 4(a), 4(b), 5 and 6. This restriction on voting undirected proxies does not apply to the Chair of the AGM acting as a proxy for a person entitled to vote on items 4(a), 4(b), 5 and 6 because the Company’s proxy appointment expressly authorises the Chair of the AGM to exercise undirected proxies.

Voting Exclusion for Item 7 – Ratification of Issue of Shares to Existing and New Institutional Investors

The Company will disregard any votes cast in favour of the resolutions proposed in item 7 by or on behalf of:

•	a person who participated in the issue; or
•	an associate of that person (or those persons).

However, the Company need not disregard a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the Chair of the AGM as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Defined terms used in these Voting Exclusions

For the purposes of these voting exclusions:

•

The KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Mesoblast consolidated group, either directly or indirectly. This includes all Directors (Executive and Non Executive). The KMP for the Mesoblast consolidated group during the year ended 30 June 2019 are listed in a section titled ‘Key Management Personnel’ in Item 6.A of the Company’s Form 20-F for the financial year ended 30 June 2019 (which is contained within the Company’s Annual Report for the year ended 30 June 2019).

•	A closely related party of a KMP member means:
–	a spouse or child of the member; or
–	a child of the member’s spouse; or
–	a dependant of the member or of the member’s spouse; or

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VOTING EXCLUSIONS

–	anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealings with the Mesoblast consolidated group; or
–	a company the member controls.

The Company will also apply these voting exclusions to persons appointed as attorney by a shareholder to attend and vote at the AGM under a power of attorney, as if they were appointed as a proxy.

4	Mesoblast Limited – Notice of Annual General Meeting 2019

Explanatory Memorandum relating to the 2019 Notice of Annual General Meeting

This Explanatory Memorandum accompanies and forms part of the Notice of this AGM.

ITEMS OF BUSINESS

Item 1 – Receipt and Consideration of Financial Statements and Reports

The laws in Australia require the Company’s financial statements and reports for the last financial year just ended to be presented to the Annual General Meeting. This item does not require a formal resolution to be put at the AGM.

Rather, this agenda item is intended to provide shareholders with the opportunity to raise questions on the financial statements and reports contained in the Company’s 2019 Annual Report, and on the performance of the Company generally.

Shareholders should note that the financial statements and reports will be received in the form presented. It is not the purpose of the meeting for the financial statements and reports to be accepted, rejected or modified in any way. There is no requirement either in the Corporations Act or in the Constitution of the Company for shareholders to approve the financial report, the Directors’ report or the Auditor’s report.

Item 2 – Adoption of the Remuneration Report

Under the Corporations Act, the Company is required to include, in the Directors’ Report, a detailed Remuneration Report setting out certain prescribed information relating to Directors’ and Executives’ remuneration, and submit this for adoption by resolution of shareholders at the AGM.

The Remuneration Report is set out on pages 93 to 119 of the Company’s 2019 Annual Report. A copy of the 2019 Annual Report can be found on the Company’s website at www.mesoblast.com or by contacting the Company’s share registry, Link Market Services.

The Remuneration Report includes:

•	an explanation of the Company’s remuneration strategy and guiding principles;
•	an explanation of the Company’s policies in relation to the nature and amount of the remuneration of the KMP;
•	a description of the relationship between such policies and the Company’s performance;
•	if an element of remuneration is performance based, an explanation why the performance conditions were chosen and how performance is measured against those conditions; and
•	remuneration details for the KMP.

During this item, there will be an opportunity for shareholders at the meeting to comment on and ask questions about the Remuneration Report, and shareholders are asked to adopt the Remuneration Report.

The vote on the resolution in this item is advisory only and will not bind the Directors or the Company. The Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies of the Company.

Recommendation

Noting that each Director has a personal interest in their own remuneration from the Company (as described in the Remuneration Report), and that each Director (or any closely related party of a Director) is excluded from voting their shares on item 2 (as described in the ‘Voting Exclusions’ section above), the Directors unanimously recommend that shareholders vote in favour of item 2 to adopt the Remuneration Report.

Item 3(a) and 3(b) – Re-election of Directors

Dr Eric Rose

Dr Eric Rose was appointed to the Board in April 2013 and last elected by shareholders at the Company’s 2016 AGM. As required by the ASX Listing Rules and in accordance with clause 64.1 of the Company’s Constitution, Dr Rose retires by rotation at the end of the AGM and, being eligible, offers himself for re-election at the AGM.

Dr Rose is currently Non-Executive Chairman of SIGA Technologies. From 2008 through 2012, Dr Rose served as the Edmond A. Guggenheim Professor and Chairman of the Department of Health Evidence and Policy at the

Mount Sinai School of Medicine. From 1994 through 2007, he served as Chairman of the Department of Surgery and Surgeon-in-Chief of the Columbia Presbyterian Center of New York Presbyterian Hospital. From 1982 through 1992, Dr Rose led the Columbia Presbyterian heart transplantation program in the United States. He currently sits on the Board of Directors of ABIOMED.

The Board has determined that Dr Eric Rose is an independent Director.

Dr Eric Rose’s current directorships of other listed companies

•	SIGA Technologies (since 2007)
•	ABIOMED, Inc. (since 2014, and previously 2007-2012)

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EXPLANATORY MEMORANDUM

Mr William Burns

Mr William Burns was appointed to the Board in March 2014 and last elected by shareholders at the Company’s 2016 AGM. As required by the ASX Listing Rules and in accordance with clause 64.1 of the Company’s Constitution, Mr Burns retires by rotation at the end of the AGM and, being eligible, offers himself for re-election at the AGM.

Mr Burns has served on the Board of Directors since 2014 and was appointed Vice Chairman in 2016. He spent his entire management career at the Beecham Group and F. Hoffmann-La Roche Ltd. Mr Burns was Chief Executive Officer of Roche Pharmaceuticals from 2001 to 2009, when he joined the Board of Directors of F. Hoffmann-La Roche Ltd. until he retired in 2014. He is the Chair of Molecular Partners, and has been a Non-Executive Director of Shire PLC, Chugai Pharmaceutical Co., Genentech, Crucell, and Chairman of Biotie Therapies Corp. from 2014 until its sale to Acorda Therapeutics Inc. in 2016. Mr Burns is also a member of the Oncology Advisory Board of the Universities of Cologne/Bonn in Germany. In 2014, he was appointed a trustee of the Institute of Cancer Research, London, and in 2016 a Governor of The Wellcome Trust in London, UK.

The Board has determined that Mr William Burns is an independent Director.

Mr William Burns’ current directorships of other listed companies

•	Chair of Molecular Partners (since 2018)

Recommendation

The Directors (in each case excluding the relevant candidate) recommend that shareholders vote in favour of the respective re-election of each of the above candidates.

Item 4(a) and 4(b) – Approval of Proposed Issue of Options to Non-Executive Directors

Shareholders are asked to approve the issue of the following options under the Company’s Employee Share Option Plan:

•	300,000 options to Mr Joseph R. Swedish, who is also the Non-Executive Chair of the Company;
•	100,000 options to Dr Eric Rose; and
•	100,000 options to Mr William Burns,

each of whom is a Non-Executive Director of the Company.

The Board considers that it is important to ensure that the Company remains globally competitive in terms of the benefits made available to Non-Executive Directors to ensure that the Company can attract and retain candidates of high calibre and experience. The Board considers that the grant of options to Non-Executive Directors is an important component of providing competitive benefits, in particular for non-executive directors in the international biotechnology sector.

This proposed issue of options to Mr Joseph R. Swedish is in connection with his recent appointment as Non-Executive Chair of the Company. The Directors do not presently intend for an issue of options to be an annual or regular event for the Non-Executive Chair or other Non-Executive Directors.

The Board considers that the aggregate value of the options proposed to be issued to Dr Eric Rose and to

Mr William Burns, based on a Black-Scholes option valuation methodology, will maintain parity in the remuneration of Non-Executive Directors. The 80,000 options which were issued to each of Dr Eric Rose and to Mr William Burns following shareholder approval at the 2014 Annual General Meeting will expire this year.

While a potential disadvantage of the shareholders approving this item is the dilution of shareholders if the options are exercised in the future, the Board believes that the issue of these options is in the best interests of the Company as a whole, and is a prudent means of conserving the Company’s available cash. Further, any dilution will be minimal.

ASX Listing Rule 10.15 requires further information to be provided to shareholders in relation to an acquisition of securities by a director under an employee incentive scheme. This is set out in the subsequent table on pages 10-11.

Key terms of options issued to Non-Executive Directors

The options will be issued to Mr Swedish, Dr Rose and Mr Burns in accordance with the Company’s Employee Share Option Plan which was last approved by the Company’s shareholders at the 2016 AGM and is being put to shareholders for approval in this AGM (see item 6).

Key terms applying to the options for Mr Swedish, Dr Rose, and Mr Burns are summarised below:

(i)

These options will vest in three equal tranches, with vesting dates on the first, second and third anniversaries of the grant date, and an expiry date of seven years from the grant date. The options to Mr Swedish, Dr Rose and Mr Burns will not be subject to any performance conditions or hurdles.

(ii)	The options will be subject to lapsing where the holder is a ‘Bad Leaver’. Unless the Board determines otherwise in accordance with the rules of the Company’s Employee Share Option Plan:
–

where the holder is a ‘Bad Leaver’, all rights, entitlements and interests in any unexercised options (including those that are vested options) held by the holder will be forfeited and will lapse immediately. In broad terms, a holder will be a ‘Bad Leaver’ where they cease to be a Director of the Company in circumstances where they have engaged in conduct adverse to the Company or breach the terms of their appointment; and

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EXPLANATORY MEMORANDUM

–

where a holder is a ‘Leaver’, the holder will retain all vested and unvested options and they will remain subject to vesting (if unvested) and expiry as noted in (i) above. A holder will be a ‘Leaver’ where they cease to be a Director of the Company in circumstances where they are not a ‘Bad Leaver’ (and a ‘Leaver’ will include someone who resigns or retires).

•	Other than as set out above, the options will have terms and conditions attaching to the Company’s Employee Share Option Plan which are described in this Explanatory Memorandum at pages 12-14.

Recommendation

The Directors (with Mr Joseph R. Swedish, Dr Eric Rose, and Mr William Burns abstaining) recommend that shareholders vote in favour of items 4(a) and 4(b).

Item 5 – Approval of Proposed Issue of Options to Chief Executive, Dr Silviu Itescu, in Connection with his Remuneration for 2018/2019 and 2019/2020 Financial Years

As detailed in the Remuneration Report (set out on pages 93 to 119 of the Company’s 2019 Annual Report), the Board has made a number of changes to its executive remuneration framework, in response to feedback received last year. The key changes relevant to this resolution are:

•

from financial year 2019/2020, the Chief Executive will participate in the Company’s long term incentive (LTI) scheme. As part of this change, the short term incentive (STI) cash opportunity of his remuneration mix will be adjusted to 50% of its current level; and

•

for financial year 2018/2019, the Chief Executive’s cash STI award will be paid 50% cash and 50% in equity in the form of options. This is a change from prior years when the STI award was paid 100% in cash.

In order to execute the above changes, shareholders are asked to approve the issue of the following options to Dr Silviu Itescu, Chief Executive and Managing Director of the Company under the Company’s Employee Share Option Plan:

•	538,667 time-based options which form part of the STI component of Dr Itescu’s remuneration for the 2018/2019 financial year (‘STI Options’); and
•	1,346,667 milestone-based options which form part of the LTI component of Dr Itescu’s remuneration for the 2019/2020 financial year (‘LTI Options’).

Further details regarding each grant are provided below.

STI Options

In previous years, Dr Itescu’s STI awards were paid entirely in cash. The Board received feedback that a portion of Dr Itescu’s STI award should be deferred. Following consideration of this feedback, the Board intends to pay 50% of Dr Itescu’s STI award for the 2018/2019 financial year as a one-time issue of options which will vest in three equal tranches, with vesting dates on the first, second and third anniversaries of the grant date. These STI Options have an expiry date of seven years from the grant date.

The determination of Dr Itescu’s STI award and the specific key performance indicators assessed is set out in the ‘Overview of performance and remuneration outcomes for the year ended June 30, 2019’ section of the Remuneration Report.

If the resolution proposed in item 5 is not approved by shareholders, the Board intends to deliver Dr Itescu’s full STI award for financial year 2018/2019 in cash.

LTI Options

Commencing from the 2019/2020 financial year, it is proposed that the CEO’s total remuneration will change from equal proportions of fixed and STI with no LTI, to 40% fixed, 20% STI and 40% LTI.

This approach was determined as a part of a broader review of our Chief Executive’s remuneration framework completed during the reporting year by international consulting firm Mercer that specializes in remuneration matters. Their benchmarking analysis compared our Chief Executive’s remuneration package to his peer group of primarily US-based companies in our industry as that is where the majority of the Company’s employees and operations are based, and those are the types of companies with which the Company primarily competes with for talent.

The introduction of a LTI component to Dr Itescu’s remuneration aligns the Chief Executive’s remuneration structure with those of other key executives of the Company, who also have milestone-based vesting of certain option grants. The use of equity further increases the Chief Executive’s alignment with the interests of shareholders, and conserves cash.

The LTI component will be in the form of options over fully paid ordinary shares in our Company, with each grant vesting on the achievement of pre-specified milestones determined by the Board, as well as minimum holding periods from grant. The achievement of the following two milestones during calendar year 2020 are relevant to the vesting of all or part of the LTI Options for the 2019/2020 financial year:

•	the granting of a PDUFA date for remestemcel-L for the treatment of acute graft versus host disease in children; and
•	United States Food and Drug Administration approval of remestemcel-L for the treatment of acute graft versus host disease in children.

It is planned that up to 50% of the LTI Options will vest on the achievement of each milestone.

Dr Itescu will only realise value from the options in the event that one or both of the milestones are achieved, and the share price of the company exceeds the exercise price (set based on the share price when the Board approved the grant of the options).

If the resolution proposed in item 5 is not approved by shareholders, then, it is intended that Dr Itescu will continue to receive remuneration of equal proportions of fixed and STI in cash with no LTI for financial year 2019/2020.

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EXPLANATORY MEMORANDUM

Key terms of STI Options and LTI Options

The options will be issued to Dr Itescu in accordance with the Company’s Employee Share Option Plan which was last approved by the Company’s shareholders at the 2016 AGM and is being put to shareholders for approval in this AGM (see item 6). Other than with respect to vesting conditions for these options set out above, the STI options and LTI Options issued to Dr Itescu will have terms and conditions attaching to the Company’s Employee Share Option Plan which are described in this Explanatory Memorandum at pages 12-14.

Recommendation

The Directors (with Dr Itescu abstaining) recommend that shareholders vote in favour of item 5.

Information required by the ASX Listing Rules for items 4(a), 4(b) and 5

The Company seeks shareholder approval to issue options to Mr Joseph R. Swedish, Dr Eric Rose, Mr William Burns and Dr Silviu Itescu for the purposes of ASX Listing Rule 10.14 which provides that an entity must not permit any Director of the Company to acquire securities under an employee incentive scheme without the prior approval of ordinary shareholders.

ASX Listing Rule 10.15 requires that the meeting documents concerning a proposed resolution to approve an issue of securities, in accordance with ASX Listing Rule 10.14, must include the following information:

If the person is not a director, a statement of the relationship between the person and the director that requires the approval to be obtained	Mr Swedish, Dr Rose and Mr Burns are Non-Executive Directors of the Company. Dr Silviu Itescu is Chief Executive and Managing Director of the Company.
The maximum number of securities that may be acquired by all persons for whom approval is required, including the formula (if one is used) for calculating the number of securities to be issued

The maximum number of options that may be acquired by each of the Non-Executive Directors named in item 4(a) and 4(b) is as follows:

•    300,000 options by Mr Swedish;

•    100,000 options by Dr Rose; and

•    100,000 options by Mr Burns.

The maximum number of options that may be acquired by Dr Itescu is 1,885,334, consisting of 538,667 time-based options and 1,346,667 milestone-based options.

The price (including a statement whether the price will be, or be based on, the volume weighted average market price or closing market price), or the formula for calculating the price, for each security to be acquired under the scheme

Each option will be granted for no consideration.

The options which will to be issued to Mr Swedish, Dr Rose and Mr Burns, and Dr Itescu have an exercise price equal to the higher of:

•    the five-day volume weighted average share price of the five ASX trading days ending on, and including, the date the Board approved the grant; and

•    the closing price of an ordinary share on the ASX on the date the Board approved the grant.

Based on the above formula, the exercise price is:

•    $1.48 for Mr Swedish’s options;

•    $1.83 for Dr Rose’s options;

•    $1.83 for Mr Burns’ options; and

•    $1.47 for Dr Itescu’s STI Options and LTI Options.

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EXPLANATORY MEMORANDUM

The names of all persons referred to in ASX Listing Rule 10.14 who received securities under the scheme since the last approval, the number of the securities received and the acquisition price for each security

The persons referred to in ASX Listing Rule 10.14 who have been issued options under the Company’s Employee Share Option Plan since the last approval (at the 2016 AGM) under the ASX Listing Rules are:

•    Mr Joseph R. Swedish (200,000 options with an exercise price of $1.52 per option);

•    Ms Shawn Cline Tomasello (200,000 options with an exercise price of $1.56 per option);

•    Mr Brian Jamieson (retired 31 March 2019) (150,000 options with an exercise price of $1.33 per option);

•    Mr William Burns (120,000 options with an exercise price of

$1.33 per option);

•    Dr Eric Rose (120,000 options with an exercise price of

$1.33 per option);

•    Mr Donal O’Dwyer (100,000 options with an exercise price of $1.33 per option); and

•    Mr Michael Spooner (100,000 options with an exercise price of $1.33 per option).

Each option was granted for no consideration.

The names of all persons referred to in ASX Listing Rule 10.14 entitled to participate in the scheme

All Directors of the Company are entitled, under the terms of the Employee Share Option Plan, to participate in that plan. However the decision to offer options under the Employee Share Option Plan is subject to Board approval and shareholder approval in accordance with ASX Listing Rule 10.14.

No loans	No loans are proposed in connection with the proposed issue of options.
The date by which the entity will issue the securities, which must be no later than 12 months after the meeting	If items 4(a), 4(b), and 5 are approved by shareholders, the corresponding options will be issued no later than 12 months after the meeting.

Item 6 – Approval of Employee Share Option Plan for Employees for the Purpose of Listing Rule 7.2

A key component of remuneration provided to senior employees and executives are long-term incentives. Long-term incentives ensure employees have part of their remuneration tied to achieving long-term value and success for shareholders.

Selected employees and consultants of the Company and its subsidiaries are eligible to participate in the Employee Share Option Plan at the absolute discretion of the Company’s Board of Directors.

Further information on the Employee Share Option Plan can be found in the Remuneration Report.

The need for shareholder approval

Listing Rule 7.2, Exception 9 provides that any equity securities issued under an employee incentive scheme that has been approved by shareholders within the last three years are not counted when calculating the maximum number of equity securities a company may issue without shareholder approval under the 15% cap in ASX Listing Rule 7.1.

The Employee Share Option Plan was last approved by shareholders on 22 November 2016. Listing Rule 7.2, Exception 9 provides this approval remains in effect for three years only and consequently expires on 22 November 2019. Therefore this Employee Share Option Plan is being put to shareholders for approval at this AGM for the purposes of Listing Rule 7.2, Exception 9.

Since shareholder approval on 22 November 2016, the Company has issued 21,070,000 options pursuant to the Employee Share Option Plan. As of 15 October 2019, of these 21,070,000 options:

•	1,233,333 have been forfeited;
•	557,000 have been exercised; and
•	19,279,667 remain issued and outstanding.

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EXPLANATORY MEMORANDUM

Summary of the terms of the Employee Share Option Plan

Maximum number of shares able to be issued

In broad terms, the maximum number of shares that may be issued (including shares issued on the exercise of options) to persons in Australia during any three-year period may not exceed 5% of the total number of shares on issue. There are certain exclusions from this limit, including shares issued under a formal disclosure document (such as a prospectus) and shares issued to certain exempt classes of persons provided for in the Corporations Act.

In addition, there is a maximum of 10,000,000 shares over which US Incentive stock options may be issued to individuals who are employed by the Company or a subsidiary that qualifies as a ‘related corporation’, as defined in US Treasury Regulations section 1.421-1(i)(2).

Ranking of shares issued under the Employee Share Option Plan	Shares issued on the exercise of the options will rank equally in all respects with other shares from the date of issue, subject to the satisfaction of any applicable disposal restrictions.
Participation on new issues of shares	Option holders cannot participate in new issues of shares to existing shareholders without exercising the option within the exercise period, and becoming a shareholder by the relevant record date.
Vesting conditions, expiry dates, exercise price and share acquisition price

Options are issued to eligible participants with each option entitling the holder to subscribe for one fully paid ordinary share in the Company on exercise.

The vesting conditions, expiry date and exercise price of options are determined by the Board in its discretion at the time of issue of the options.

The Company typically issues options under the Employee Share Option Plan on the following basis:

•    options issued are either time-based vesting or milestone based vesting depending on the employee’s role. Time-based options vest in three equal tranches, with a tranche vesting on each of the first, second and third anniversary of the issue date. Milestone-based options vest upon achievement of pre-specified performance milestones;

•    options have an expiry date of seven years from date of issue; and

•    the exercise price of options is the higher of (i) the five-day volume weighted average share price of the five ASX trading days ending on, and including, the date the Board approved the grant, and (ii) the closing price of an ordinary share on the ASX on the date the Board approved the grant.

10	Mesoblast Limited – Notice of Annual General Meeting 2019

EXPLANATORY MEMORANDUM

Treatment of options on cessation of employment

Cessation of employment as a Leaver.

If a participant in the Employee Share Option Plan ceases employment, and the Board determines that the participant is a ‘Leaver’, then:

•    the participant may retain vested options, however they

must be exercised within 60 days of cessation of employment (or within a longer period if so determined by the Board), after which time the options will lapse; and

•    any unvested options will normally be forfeited and lapse.

A ‘Leaver’ means a participant who ceases employment and who is not a Bad Leaver. A Leaver will include a participant who ceases employment due to resignation or retirement.

Cessation of employment as a Bad Leaver.

If a participant in the Employee Share Option Plan ceases employment, and the Board determines that the participant is a ‘Bad Leaver’, all rights, entitlements and interests in any unexercised options (whether vested or unvested) held by the participant will lapse immediately.

A ‘Bad Leaver’ is a participant who ceases to be employed by the Company where the Board determines that the participant has:

•    committed any serious or persistent breach of any provisions of employment;

•    been convicted of any criminal offence which involves fraud or dishonesty;

•    engaged in any conduct which brings the Company into substantial disrepute;

•    committed any wrongful or negligent act or omission which has caused the Company substantial liability;

•    engaged in grave misconduct or recklessness in the discharge of the participant’s duties;

•    become disqualified from managing corporations in accordance with Part 2D.6 of the Corporations Act or has committed any act that, pursuant to the Corporations Act, may result in the participant being banned from managing a corporation; or

•    engaged in any other conduct which the Board reasonably considers to be analogous to, or having a substantially similar seriousness to, any of the circumstances specified above.

Mesoblast Limited – Notice of Annual General Meeting 2019	11

EXPLANATORY MEMORANDUM

Change of control

The Board has discretion to determine at any time that an unvested option may vest on the occurrence of a Control Event – whether or not any or all applicable vesting conditions have been met.

A ‘Control Event’ means any of the following:

•    an offer is made by a person for the whole of the issued ordinary share capital of the Company (or any part as is not at the time owned by the offeror or any person acting in concert with the offeror) and after announcement of the offer the offeror (being a person who did not Control the Company prior to the offer) acquires Control of the Company;

•    any other event occurs which causes a change in Control of the Company; or

•    any other event which the Board reasonably considers should be regarded as a Control Event.

‘Control’ of an entity means having the right:

•    to vote 50% (or more) of the votes that can be cast at a meeting of shareholders;

•    to appoint or remove directors who possess 50% (or more) of the votes exercisable by all directors of the entity; or

•    to 50% (or more) of the profits or distributions of the entity or of its net liquidation proceeds.

Amendments and administration

Subject to the ASX Listing Rules, the rules of the Employee Share Option Plan may be amended or supplemented by resolution of the Board. Unless the resolution of the Board expressly states otherwise, any amendment or supplement will not apply to any options granted which have not yet been exercised.

The Employee Share Option Plan is managed by the Board which has powers including to determine appropriate procedures for the administration of the Employee Share Option Plan, and to determine matters falling for determination under the Employee Share Option Plan in its discretion having regard to the interests of and for the benefit of the Company.

The Employee Share Option Plan may be terminated at any time at the discretion of the Board and no compensation under any employment contract will arise as a result.

Recommendation

Because they have a personal interest in the subject of this resolution, the directors have abstained from making a recommendation to shareholders in relation to this resolution.

12	Mesoblast Limited – Notice of Annual General Meeting 2019

EXPLANATORY MEMORANDUM

Item 7 – Ratification of Issue of Shares to Existing and New Institutional Investors

The Company is seeking the approval of shareholders for the purposes of ASX Listing Rule 7.4, and for all other purposes, in respect of the issue of shares that has been made by the Company resulting from the placement announced to the ASX on 3 October 2019, as set out in the following table:

Persons to whom the issue was made

Existing and new Australian and global institutional investors received shares through the placement which was conducted with Bell Potter Securities as lead manager and Aitken Murray Capital Partners as co-manager.

Date of issue	8 October 2019
Number of shares issued	37.5 million
Issue price	A$2.00 per share
Terms of shares issued	Fully paid ordinary shares ranking equally with all other existing fully paid ordinary shares.
Use of the funds raised

To build product inventory and US sales force in preparation for commercial launch of Remestemcel-L in the treatment of pediatric steroid-refractory acute graft versus host disease, and to complete Phase 3 trials for chronic low back pain and advanced heart failure, and for working capital and general corporate purposes.

The issue of the above shares was within the 15% limitation imposed by ASX Listing Rule 7.1.

Under ASX Listing Rule 7.1, the Company may issue up to 15% of its share capital in any 12-month rolling period without shareholder approval, unless an exception in ASX Listing Rule 7.2 applies.

ASX Listing Rule 7.4 permits a company to obtain subsequent approval of a prior issue of securities from its shareholders. Such subsequent approval means the prior issue of securities is treated as having been made with shareholder approval for the purposes of ASX Listing Rule 7.1, and thereby refreshes the Company’s ability in the future to issue up to 15% of its share capital without obtaining prior shareholder approval to the extent of the number of shares being approved under this resolution.

As noted above, shareholder approval is now being sought for the purposes of ASX Listing Rule 7.4.

Recommendation

The Directors recommend that shareholders vote in favour of this resolution.

Mesoblast Limited – Notice of Annual General Meeting 2019	13

Information on voting, proxies, corporate representatives and attorneys

Eligibility to Vote

For the purpose of voting at the AGM, the Directors have determined that all shares in the Company are taken to be held by the persons who are registered as holding them at 7.00 pm (Melbourne time) on Monday, 25 November 2019. The entitlement of shareholders to vote at the AGM will be determined by reference to that time.

Voting by Proxy

Please note that:

•	a shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint a proxy. A shareholder who is entitled to cast two or more votes may appoint not more than two proxies;
•	a proxy may be either an individual or a corporation, and need not be a shareholder of the Company;
•	a single proxy exercises all voting rights of the relevant shareholder;
•

where two proxies are appointed, the shareholder may specify the proportion or number of that shareholder’s votes that each proxy is appointed to exercise. If a shareholder appoints two proxies and does not specify each proxy’s voting rights, each proxy may exercise half the votes. Fractions of votes are to be disregarded;

•

a proxy need not vote in that capacity on a show of hands on any resolution nor (unless the proxy is the Chair of the AGM) on a poll. However, if the proxy’s appointment specifies the way to vote on a resolution, and the proxy decides to vote in that capacity on that resolution, the proxy must vote the way specified (subject to the Voting Exclusions noted above);

•	if a proxy does not attend the AGM then the Chair of the AGM will be taken to have been appointed as the proxy of the relevant shareholder in respect of the AGM; and
•

if the Chair of the AGM is appointed, or taken to be appointed, as a proxy, but the appointment does not specify the way to vote on a resolution, then the Chair intends to exercise the relevant shareholder’s votes in favour of the relevant resolution (subject to the Voting Exclusions noted above).

To be valid, the appointment of a proxy must be received by 9.00am (Melbourne time) on Monday, 25 November 2019 using one of the following methods:

•	faxing the proxy appointment form, along with the power of attorney or other authority (if any) under which the form is signed, to +61 2 9287 0309; OR
•	lodging the proxy appointment form (online, by mail or in person) along with the power of attorney or other authority (if any) under which the form is signed (or a certified copy thereof), as follows:
ONLINE:

by logging into the following website address – www.linkmarketservices.com.au – using the holding details as shown on your enclosed proxy form and select ‘Voting’ and follow the prompts to lodge your vote

BY MAIL:	c/- Link Market Services Limited

Locked Bag A14

Sydney South, NSW 1235, Australia

BY HAND:	Link Market Services Limited

1A Homebush Bay Drive, Rhodes, NSW 2138, Australia; or

Level 12, 680 George Street, Sydney, NSW 2000, Australia

A proxy appointment form accompanies this Notice of AGM.

Voting by Corporate Representatives

A shareholder or proxy that is a corporation and entitled to attend and vote at the AGM may appoint an individual to act as its corporate representative. Evidence of the appointment of a corporate representative must be in accordance with the Corporations Act 2001 (Cth) (Corporations Act) and must be lodged with the Company before the AGM or at the registration desk on the day of the AGM.

14	Mesoblast Limited – Notice of Annual General Meeting 2019

Voting by Attorney

A shareholder entitled to attend and vote at the AGM is entitled to appoint an attorney to attend and vote at the AGM on the shareholder’s behalf. An attorney need not be a shareholder of the Company.

The power of attorney appointing the attorney must be duly executed and specify the name of each of the shareholder, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.

To be effective, the power of attorney must also be returned in the same manner, and by the same time, as outlined above for proxy appointment forms.

Evidence of execution

If any instrument (including a proxy appointment form or appointment of corporate representative) returned to the Company is completed by an individual or a corporation under power of attorney, the power of attorney under which the instrument is signed, or a certified copy of that power of attorney, must accompany the instrument unless the power of attorney has previously been noted by the Company or the Company’s share registry.

Mesoblast Limited – Notice of Annual General Meeting 2019	15

Mesoblast company name the regenerative medicine company   ABN 68 109 431 870    *X99999999999* X99999999999   PROXY FORM I/We being a member(s) of Mesoblast Limited and entitled to attend and vote hereby appoint:   STEP 1  APPOINT A PROXY the Chair of the OR if you are NOT appointing the Chair of the Meeting as Meeting (mark box) your proxy, please write the name of the person or body corporate you are appointing as your proxy or failing the person or body corporate named, or if no person or body corporate is named, the Chair of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 9.00am (Melbourne time) on Wednesday,   27 November 2019 at Baker McKenzie, Level 19, 181 William Street, Melbourne, Victoria 3000 (the Meeting) and at any postponement or adjournment of the Meeting. Important for Resolutions 2, 4(a), 4(b), 5 & 6: If the Chair of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chair of the Meeting to exercise the proxy in respect of Resolutions 2, 4(a), 4(b), 5 & 6, even though the Resolutions are connected directly or indirectly with the remuneration of a member of the Company’s Key Management Personnel (KMP). The Chair of the Meeting intends to vote undirected proxies in favour of each item of business.   STEP 2  VOTING DIRECTIONS Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting. Please read the voting instructions overleaf before marking any boxes with an T Resolutions For   Against Abstain* For Against Abstain* 2    Adoption of the Remuneration Report 4b Approval of Proposed Issue of Options to Non-Executive Directors, Dr Eric Rose and Mr William Burns 3a  Re-election of Dr Eric Rose as a 5 Approval of Proposed Issue of Options to Director  CEO, Dr Silviu Itescu, in Connection with his Remuneration for FY18/19 & FY19/20  3b  Re-election of Mr William Burns 6    Approval of Employee Share Option  as a Director  Plan for Employees for the Purpose of Listing Rule 7.2 4a  Approval of Proposed Issue of Options 7 Ratification of Issue of Shares to to Newly-Appointed Non-Executive Existing and New Institutional Chair,  Mr Joseph R. Swedish Investors  i * If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.   STEP 3  SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED Shareholder 1 (Individual) Joint Shareholder 2 (Individual) Joint Shareholder 3 (Individual)    Sole Director and Sole Company Secretary           Director/Company Secretary (Delete one) Director This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder’s attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company’s constitution and the Corporations Act 2001 (Cth). MSB PRX1901C     ONLINE www.linkmarketservices.com.au  BY MAIL Mesoblast Limited C/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia BY FAX +61 2 9287 0309 BY HAND Link Market Services Limited 1A Homebush Bay Drive, Rhodes NSW 2138; or Level 12, 680 George Street, Sydney NSW 2000 ALL ENQUIRIES TO Telephone: 1300 554 474Overseas: +61 1300 554 474

HOW TO COMPLETE THIS SHAREHOLDER PROXY  FORM YOUR NAME AND ADDRESS This is your name and address as it appears on the Company’s share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note: you cannot change ownership of your shares using this form. APPOINTMENT OF PROXY If you wish to appoint the Chair of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company. DEFAULT TO CHAIR OF THE MEETING Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Form, including where the Resolutions are connected directly or indirectly with the remuneration of KMP. VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid. APPOINTMENT OF A SECOND PROXY You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form and return them both together. To appoint a second proxy you must: on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and return both forms together. SIGNING INSTRUCTIONS You must sign this form as follows in the spaces provided: Individual: where the holding is in one name, the holder must sign. Joint Holding: where the holding is in more than one name, either shareholder may sign. ONLINE www.linkmarketservices.com.au Login to the Link website using the holding details as shown  on the Proxy Form. Select ‘Voting’ and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their “Holder Identifier” - Securityholder Reference Number (SRN) or Holder Identification Number (HIN). BY MAIL Mesoblast Limited C/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia BY FAX +61 2 9287 0309 LODGEMENT OF A PROXY FORM This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by 9.00am (Melbourne time) on Monday, 25 November 2019, being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting. Proxy Forms may be lodged using the reply paid envelope or:  BY HAND delivering it to Link Market Services Limited* 1A Homebush Bay Drive Rhodes NSW 2138 or Level 12 680 George Street Sydney NSW 2000  * During business hours (Monday to Friday, 9:00am–5:00pm) IF YOU WOULD LIKE TO ATTEND AND VOTE AT THE ANNUAL GENERAL MEETING, PLEASE BRING THIS FORM WITH YOU. THIS WILL ASSIST IN REGISTERING YOUR ATTENDANCE.  CORPORATE REPRESENTATIVES If a representative of the corporation is to attend the Meeting the appropriate “Certificate of Appointment of Corporate Representative” must be produced prior to admission in accordance with the Notice of Meeting. A form of the certificate may be obtained from the Company’s share registry or online at www.linkmarketservices.com.au.  Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001 (Cth)) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.